EXHIBIT 99.1

Stantec to acquire select Cardno businesses to grow Environmental Services and Infrastructure footprint

EDMONTON, Alberta, Oct. 21, 2021 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE: STN), a global leader in sustainable design and engineering, today announced it has entered into share purchase agreements (the “Acquisition”) to acquire the North America and Asia Pacific engineering and consulting groups (“the Select Assets”) of Cardno Limited (“Cardno”). Under the terms of the Acquisition, Stantec will acquire the Select Assets for aggregate cash consideration of US$500 million (approximately CA$620 million) representing 9.4x the Select Assets’ 2022 expected pre-IFRS16 adjusted EBITDA post-synergies.

Strategic Highlights

  In alignment with its strategic plan, Stantec is selectively acquiring the most strategically complementary assets of Cardno.
    Cardno’s Latin American operations and International Development business are excluded from the Acquisition.
  Combined Environmental Services business to represent 20% of Stantec’s pro forma net revenues.
    Augments Stantec’s position as a leader in sustainability, growing its US Environmental Services practice by more than 60% and increasing its exposure to the $9 trillion in spending on ecosystem restoration that the United Nations forecasts by 2030.
  Combined Infrastructure business to represent 30% of Stantec’s pro forma net revenues.
    Bolsters Stantec’s position to benefit from global stimulus spending in key geographies.
  Adds approximately 2,750 professionals in regions and sectors that align with Stantec’s growth objectives.
    Nearly doubles Stantec’s Australia footprint to 2,500 employees and establishes the critical mass and diversity to further accelerate growth in this region.
    Meaningfully increases United States footprint to 10,500 employees.
  Complementary blue-chip clients enhance presence and growth prospects in local and federal government programs, infrastructure services, urban development, and other growing areas.
  Expands growth platforms in government services and health sciences with significant cross-selling opportunities.
  Strong cultural alignment with complementary vision, values, and entrepreneurial mindset.

Financial Highlights

  Aggregate cash consideration of US$500 million (approximately CA$620 million) representing 9.4x the Select Assets’ 2022 expected pre-IFRS 16 adjusted EBITDA post-synergies.
  Immediate double-digit accretion to adjusted earnings per share (pre-synergies).
  2022 expected net revenue of more than US$350 million (approximately CA$430 million).
  US$10 million in annual cost synergies expected to be achieved within two years (approximately CA$12 million).
  Select Assets’ 2022 expected adjusted EBITDA margin in line with Stantec’s margin profile.
  Acquisition to be funded with existing funds and credit facilities and expected to result in an estimated 1.5x pro forma net debt to adjusted EBITDA ratio upon closing, well within Stantec’s target leverage range of 1.0x to 2.0x.
  The acquisition is expected to close by the end of 2021.

“Stantec’s global leadership in sustainability will be further augmented by the passion and entrepreneurism of Cardno’s professionals who, like us, work at the intersection between clients, science, and innovation to solve the ever-evolving challenges confronting communities around the world,” said Gord Johnston, President and Chief Executive Officer. “We have worked closely with Cardno for many years. Cardno Group CEO, Susan Reisbord and her team have done a remarkable job in transforming their organization and returning Cardno to a strong growth path. The timing couldn’t be better to welcome their team to Stantec and grow together. Cardno’s key strengths in ecosystem restoration, health sciences, infrastructure, water, and government services are completely complementary to Stantec’s offerings in these growing sectors of the United States and Australia. Together, we will continue to set the standard for sustainable design and climate change mitigation.”

Susan Reisbord, Group CEO of Cardno added, “Joining Stantec offers a tremendous opportunity to the people of both companies to accelerate our combined growth given how complementary our strengths are in the regions we operate. Our combined Australian operations will strengthen our position as a top tier engineering and design firm there, and this will open new opportunities for us. As this process has played out, the one thing that has been striking is the commonality between our values and cultures.”

Acquisition Conditions

Completion of the Acquisition remains subject to Cardno shareholders’ voting in favor of the Acquisition, Cardno having completed a pre-sale restructure to transfer the International Development business outside of the Select Assets, all waiting periods to consummate the Acquisition under the Hart-Scott-Rodino Act having expired or been terminated, and Defense Counterintelligence and Security Agency of the U.S. Department of Defense having approved the Acquisition for the purposes of applicable foreign investment laws in the United States.

Financial and Legal Advisors

National Bank Financial Inc. is acting as sole financial advisor to Stantec on the Acquisition. Legal advice is being provided to Stantec by DLA Piper.

Webcast & Conference Call

Stantec will host a live webcast and conference call on October 21, 2021, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Acquisition. The webcast and slide presentation can be accessed at the following link: https://edge.media-server.com/mmc/p/vzgbk95z

Participants wishing to listen to the call via telephone may dial in toll-free at 1-855-639-2363 (Canada and United States) or +1-409-216-0845 (international). Please provide confirmation code 4958938 when prompted.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com.

Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of applicable securities laws. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of providing Stantec’s shareholders and potential investors with information regarding Stantec, including management’s expectations with respect to the Acquisition and management’s assessment of Stantec’s future plans and financial outlook following the Acquisition. Forward-looking information in this news release includes, but is not limited to, statements regarding: the planned Acquisition, including 2022 expected net revenue, the expected closings thereof, plans regarding financing the Acquisition, including but not limited to, expected leverage ratios; expectations or projections about strategies and goals for growth and expansion; expectations regarding realization of synergies following the Acquisition, and the timing thereof. These forward-looking statements reflect management’s belief and assumptions based on information available at the time the information was stated and is not a guarantee of future performance.

Key assumptions on which forward-looking information is based include, but are not limited to, assumptions about: acquisitions and divestitures; regulatory decisions and outcomes; timing and completion of the Acquisition, including receipt of regulatory and Cardno shareholder approval; and the realization of the anticipated benefits and synergies of the Acquisition to the combined company, including impacts on growth in various financial metrics.
The forward-looking events and circumstances discussed in this news release may not occur and could differ materially from current expectations as a result of known and unknown risk factors and uncertainties affecting Stantec, including: regulatory decisions and outcomes; uncertainty regarding the length of time to complete the Acquisition; uncertainty regarding the Company’s ability to achieve the cost savings, synergies and benefits anticipated from the Acquisition; economic conditions in North America, Australia and globally; and, many other factors beyond the control of Stantec. Readers of this news release are cautioned not to place undue reliance on Stantec’s forward-looking statements, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. Stantec does not undertake to update or revise any forward-looking statements contained in this news release or otherwise, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-IFRS Measures

While Stantec reports its financial results in accordance with IFRS, the following non-IFRS measures are used in this news release: net revenue; adjusted EBITDA, and net debt to adjusted EBITDA ratio. Additional details for these non-IFRS measures can be found in Stantec’s 2020 Annual Report in the Critical Accounting Estimates, Developments, and Measures section, which is available on SEDAR at www.sedar.com and at www.stantec.com.

The following non-IFRS measures are also used and defined as follows: “2022 expected net revenue” is defined as the expected revenues of Cardno’s Select Assets for the calendar year of 2022, “Accretion” or “accretive” is defined as the expected change in adjusted net earnings per share after giving effect to the Acquisition and any Acquisition related adjustments. “Pre-IFRS 16 adjusted EBITDA” means the adjusted EBITDA of Cardno minus lease payments as included in the cash flow statements. “2022 expected pre-IFRS 16 adjusted EBITDA post-synergies” means Pre-IFRS 16 adjusted EBITDA that is expected for the calendar year of 2022 plus the US$10 million in anticipated annualized cost synergies. “Pro forma adjusted EBITDA” means the aggregate adjusted EBITDA of Stantec and Cardno. “Pro forma net debt” means net debt after giving effect to the Acquisition and any Acquisition related adjustments. “Pro forma net debt to adjusted EBITDA ratio” is calculated using pro forma net debt to the pro forma adjusted EBITDA. “Pro forma adjusted EBITDA margin” is defined as the aggregate adjusted EBITDA of Stantec and Cardno expressed as a percentage of pro forma net revenues after giving effect to the Acquisition and any Acquisition related adjustments.

The non-IFRS financial measures used in this news release do not have a standardized meaning as prescribed by IFRS. Stantec’s management believes that these non-IFRS measures provide useful information to investors and analysts for analyzing the transaction. These non-IFRS measures are not recognized under IFRS and may differ from similarly-named measures as reported by other issuers, and accordingly may not be comparable. These measures should not be viewed as a substitute for the related financial information prepared in accordance with IFRS.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve — because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

About Cardno

Cardno is a professional infrastructure and environmental services company, with specialist expertise in the development and improvement of physical and social infrastructure for communities around the world. Cardno’s team includes leading professionals who plan, design, manage and deliver sustainable projects and community programs. Cardno is an international company, listed on the Australian Securities Exchange (ASX: CDD). www.cardno.com

Investor Contact	Media Contact
Tom McMillan	Danny Craig
Stantec Investor Relations	Director, Public Relations
Ph (780) 917-8159	Ph: (214) 473-2425
tom.mcmillan@stantec.com	danny.craig@stantec.com

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